U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  333-26943                                        CUSIP NUMBER:

(Check One):

Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: July 4, 1998


         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR


         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I--Registrant Information

Full Name of Registrant: Moll Industries, Inc. (the "Company") and Anchor Holdings, Inc.

Former Name if Applicable: Anchor Advanced Products, Inc.


Address of Principal Executive Office:
         1111 Northshore Drive, Knoxville, TN  37919-2048


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or portion thereof could not be filed within the prescribed period.

The Company has recently completed a number of acquisitions as well as a merger and restructuring the result of which have been significant accounting reporting burdens, which burdens could not be eliminated without unreasonable effort or expense.

Part IV--Other Information

         (1) Name and telephone number of person to contact in regard to this notification

         Joseph M. Centofanti
         Choate, Hall & Stewart
         (617) 248-5185

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         Operations for the three and six-month periods ended July 4, 1998 were materially impacted by the following events: acquisition of the Hanning Companies, acquisition of Somomeca Industries S.A.R.L. and its subsidiaries, acquisition of Gemini Plastic Services, Inc., sale of 10 1/2 Senior Subordinated Notes due 2008 and the acquisition of the Company by Mr. George Votis, and the subsequent restructuring of the Company.

                              MOLL INDUSTRIES, INC.
                              ANCHOR HOLDINGS, INC.

have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

Date: August 18, 1998                         MOLL INDUSTRIES, INC.


                                              By: /s/ Phyllis C. Best
                                                  ------------------------------
                                                  Phyllis C. Best
                                                  Chief Financial Officer

                                              ANCHOR HOLDINGS, INC.



                                              By: /s/ Phyllis C. Best
                                                  ------------------------------
                                                  Phyllis C. Best
                                                  Chief Financial Officer



                                        3